

August 2, 2013

Via E-mail
Mr. G. Tyson Tuttle
President and Chief Executive Officer
Silicon Laboratories Inc.
400 West Cesar Chavez, Austin, Texas 78701

> **Re:** **Silicon Laboratories Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed February 1, 2013**
> **Response Letter Dated July 26, 2013**
> **File No. 0-29823**

Dear Mr. Tuttle:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Results of Operations, page 32

1. Please revise your responses to prior comments 1 and 2 and your future filings, as applicable, to quantify the amounts attributable to each factor underlying the material changes you have identified.

2. Please reconcile the portion of your response to prior comment 2 regarding Regulation S-K Item 101(c)(1)(i) with your disclosure on page 24 of your most recent Form 10-Q that: (i) you "develop highly differentiated solutions that address multiple markets"; and (ii) "We group our products into the following categories," which are Broad-based, Broadcast and Access.

You may contact Joseph McCann, Staff Attorney, at (202) 551-6262, or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any of the comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief